SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                         SCHEDULE 13G/A
                         (Rule 13d-102)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
             THERETO FILED PURSUANT TO RULE 13d-2(b)
                       (Amendment No. 1)*


                     ASIAINFO HOLDINGS, INC.
               -----------------------------------
                        (Name of Issuer)


                 COMMON STOCK ($0.01 par value)
               -----------------------------------
                 (Title of Class of Securities)


                           04518A 10 4
               -----------------------------------
                         (CUSIP Number)


                        December 31, 2001
               -----------------------------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)
    Rule 13d-1(c)
 X  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 4 Pages

CUSIP No. 04518A 10 4         13G               Page 2 of 4 Pages


1.   NAME OF REPORTING PERSON:                INTEL PACIFIC, INC.
     I.R.S. IDENTIFICATION NO. OF ABOVE                77-0498401
     PERSON:
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[  ]
                                                          (b)[  ]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                5.   SOLE VOTING POWER:                       -0-
  NUMBER OF
    SHARES      6.   SHARED VOTING POWER:                     -0-
 BENEFICIALLY
 OWNED BY THE   7.   SOLE DISPOSITIVE POWER:                  -0-
  REPORTING
 PERSON WITH    8.   SHARED DISPOSITIVE POWER:                -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE             -0-**
     REPORTING PERSON:
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES*                                [  ]
11.  PERCENT  OF CLASS REPRESENTED BY  AMOUNT  IN          0.0%**
     ROW 9:

12.  TYPE OF REPORTING PERSON:*                                CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4 below.

CUSIP No. 04518A 10 4         13G               Page 3 of 4 Pages


ITEM 1.   (a)  Name of Issuer:  Asiainfo Holdings, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               4th Floor, Zhongdian Information Tower
               6 Zhongguancun South Street, Haidian District
               Beijing 100086
               CHINA

ITEM 2.   (a)  Name of Person Filing:  Intel Pacific, Inc.

          (b)  Address of Principal Business Office or, if None,
               Residence:

               2200 Mission College Boulevard
               Mail Stop SC4-203
               Santa Clara, CA 95052-8119

          (c)  Citizenship or Place of Organization:  Delaware

          (d)  Title  of  Class  of  Securities:   Common  Stock
               ($0.01 par value)

          (e)  CUSIP Number:  04518A 10 4

ITEM 3.   Inapplicable

ITEM 4.   Ownership.

          (a)  Amount beneficially owned: -0-

          (b)  Percent of Class: 0.0%

          (c)  Number of shares as to which such person has:
               (i) Sole power to vote or to direct the vote: -0-
               (ii)  Shared power to vote or to direct the vote:
               -0-
               (iii) Sole power to dispose or to direct the disposition of: -0-
               (iv) Shared power to dispose or to direct the disposition of: -0-

          Intel Pacific, Inc. is a wholly-owned subsidiary of Intel Corporation. Intel Corporation is a Delaware corporation with its principal business address at 2200 Mission College Blvd., Santa Clara, CA 95052.

ITEM 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

ITEM 6.   Inapplicable

ITEM 7.   Inapplicable

ITEM 8.   Inapplicable

ITEM 9.   Inapplicable

ITEM 10.  Inapplicable

CUSIP No. 04518A 10 4         13G               Page 4 of 4 Pages


                             SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 8, 2002
                                            Date

                                   /s/ Patrice C. Scatena
                                          Signature

                                     Patrice C. Scatena
                               Secretary, Intel Pacific, Inc.
                                         Name/Title